

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Louis Drapeau
Chief Financial Officer
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, CA 94501

> **Re:** **InSite Vision Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2013**
> **File No. 000-22332**

Dear Mr. Drapeau:

We have limited our review of your filing to the issue addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Proposal Four – Reverse Stock Split of the Company's Common Stock and Amendment to the Certificate of Incorporation to Effect the Reverse Stock Split of the Company's Outstanding Common Stock, page 19

You disclose that the amendment to your certificate of incorporation to effect the reverse stock split will not change the authorized number of shares of your common or preferred stock. Please disclose whether you currently have, or do not have, any plans with respect to the increased number of authorized shares of common stock available for issuance that will result upon the realization of the proposed reverse stock split. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Shelley Wong
       Controller
       InSite Vision Incorporated
       965 Atlantic Avenue
       Alameda, CA 94501